Exhibit 99.1

clementia

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Clementia Pharmaceuticals Inc. (the "**Company**"):

NOTICE IS HEREBY GIVEN THAT the annual meeting of the shareholders (the "**Meeting**") of the Company will be held at the offices of **Dentons Canada LLP**, located at **1, Place Ville-Marie, Suite 3900, Montreal, Quebec, H3B 4M7, Canada**, on **May 29, 2018** at **10:00 a.m.**, for the following purposes:

1. To receive the audited financial statements of the Company for the financial year ended December 31, 2017 and the auditors' report thereon;
2. To elect the directors of the Company for the ensuing year;
3. To reappoint the auditor and to authorize the directors to fix the auditor's remuneration; and
4. To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting are set forth in the information circular prepared for the Meeting ("**Management Proxy Circular**").

DATED at Montreal, Québec, this 17th day of April, 2018

BY ORDER OF THE BOARD OF DIRECTORS

/s/ "Michael Singer"
Michael Singer
Chief Financial Officer and Corporate Secretary

NOTES:

1- The Company's shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. Registered shareholders who are unable to be present at the Meeting are kindly requested to specify on the accompanying form of proxy the manner in which the shares represented thereby are to be voted, and to sign, date, and return same in accordance with the instructions set out in the proxy and the Management Proxy Circular. Proxies must be received by the transfer agent and registrar of the Company, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting.

2- As provided in the *Canada Business Corporation Act*, the directors have fixed a record date of April 19, 2018. Accordingly, shareholders registered at the close of business on April 19, 2018 are entitled to receive notice of the Meeting.

3- Persons who are registered as shareholders of the Company at the close of business on April 19, 2018 are entitled to vote at the Meeting.

4- If you are a beneficial shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

MANAGEMENT PROXY CIRCULAR OF CLEMENTIA PHARMACEUTICALS INC.

Unless otherwise indicated, the following information is given as at April 17, 2018 and all amounts in dollars refer to U.S. currency, unless stated otherwise.

SOLICITATION OF PROXIES

This management proxy circular (this "**Circular**") is provided in connection with the solicitation by the management of Clementia Pharmaceuticals Inc. ("**we**", "**Clementia**", or the "**Company**") of proxies to be used at the annual meeting (the "**Meeting**") of the shareholders of the Company (the "**Shareholders**") to be held at the offices of **Dentons Canada LLP**, located at **1 Place Ville-Marie, Suite 3900, Montreal, Quebec H3B 4M7, Canada,** on **May 29, 2018** at **10:00 a.m.**, and any adjournment thereof for the purposes set out in the accompanying notice of Meeting (the "**Notice of Meeting**"). Registered shareholders who are unable to be present at the Meeting in person are requested to complete, sign, date, and return the form of proxy provided with respect to the Meeting to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, by 10:00 am on May 25, 2018. The addressed envelope that accompanies the form of proxy may be used for such purpose. It is expected that this solicitation will be primarily by mail; however, officers, directors and employees of the Company may also solicit proxies by telephone, by facsimile, by email or in person. The cost of solicitation by management of the Company ("**Management**") will by nominal and will be borne by the Company.

NOTICE TO CLEMENTIA SHAREHOLDERS IN THE UNITED STATES

Clementia is a corporation existing under the laws of Canada (*Canada Business Corporation Act* ("**CBCA**")). The solicitation of proxies and the transactions contemplated herein involve securities of a Canadian issuer and are being effected in accordance with provincial and Canadian corporate and securities laws. Shareholders should be aware that requirements under such provincial and Canadian laws differ from requirements under United States corporate and securities laws relating to United States corporations. The proxy rules under the *United States Securities Exchange Act of 1934*, as amended, are not applicable to the Company or this solicitation and therefore this solicitation is not being effected in accordance with such corporate and securities laws.

INFORMATION INCORPORATED BY REFERENCE

Information required to be included in this Circular is incorporated by reference to the Company's annual report dated February 27, 2018, filed with the United States Securities and Exchange Commission under Form 20-F (the "**AIF**"), and to the Company's non-offering prospectus (the "**Canadian Prospectus**") dated August 14, 2017, which are available on SEDAR at www.sedar.com. Upon request, the Company will provide a copy of the AIF or the Canadian Prospectus free of charge to a securityholder of the Company.

GENERAL PROXY MATTERS

Appointment of Proxy

The persons named in the form of proxy provided with respect to the Meeting are officers and/or directors of the Company and shall represent Management at the Meeting. **A shareholder desiring to appoint some other person (who need not be a shareholder of the Company) to represent the shareholder at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy and delivering the completed form of proxy addressed to the Proxy Department of Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting or with the Secretary or the Chairman of the Meeting at the time and place of the Meeting or any adjournment thereof. The instrument appointing a proxy-holder must be executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporate body, by its authorized officer or officers.**

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The persons named in the accompanying form of proxy will vote for or against or withhold from voting the shares in respect of which they are appointed proxy holder on any ballot that may be called for in accordance with the instructions of the shareholder executing the proxy. **In the absence of such instructions, such shares will be voted FOR matters identified in the Notice of Meeting**. All resolutions proposed for consideration at the Meeting require a simple majority of votes cast at the Meeting for approval.

The form of proxy provided with respect to the Meeting confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and to other matters that may properly come before the Meeting. As at the date hereof, Management knows of no such amendments, variations, or other matters to come before the Meeting other than the matters identified in the Notice of Meeting. If, however, amendments or other matters properly come before the Meeting, the persons designated in the form of proxy will vote thereon in accordance with their judgment, pursuant to the discretionary authority conferred by such proxy with respect to such matters.

Revocation of Proxies

A proxy may be revoked by a shareholder by depositing an instrument in writing, including another completed form of proxy, executed by the shareholder or by the shareholder's attorney authorized in writing (or, if the shareholder is a corporation, by an officer or attorney thereof, authorised on writing), bearing a later date and depositing same at the offices of Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time but no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting or with the Secretary or the Chairman of the Meeting at the time and place of Meeting or any adjournment thereof or by Shareholders personally attending the Meeting and voting his or her shares.

Exercise of Discretion by Proxies

All common shares of the Company (the "**Common Shares**") represented at the Meeting by properly executed proxies will be voted and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specifications. In the absence of any such specifications, the Management designees, if named as proxy, will vote IN FAVOUR of all the matters set out herein. Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting, such Common Shares will be voted by the persons so designated at their discretion. At the time of printing this Circular, Management of the Company knows of no such amendments, variations or other matters.

Non-Registered Shareholders

Only registered Shareholders, or proxy holders duly appointed by the Shareholders, are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a "**Non-Registered Shareholder**") are registered either:

(a) in the name of an intermediary (an "**Intermediary**") that the Non-Registered Shareholder deals with in respect of the Common Shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a clearing agency of which the Intermediary is a participant.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer", the Company has distributed copies of the Notice of Meeting and this Circular (collectively, the "**Meeting Materials**") to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

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Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders, and often use a service corporation for this purpose. Non-Registered Shareholders will either:

(a) typically, be provided with a computerized form (often called a "voting instruction form") which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service corporation, will constitute voting instructions which the Intermediary must follow. The Non-Registered Shareholder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its service corporation in accordance with the instructions of the Intermediary or service corporation. In certain cases, the Non-Registered Shareholder may provide such voting instructions to the Intermediary or its service corporation through the Internet or through a toll-free telephone number; or

(b) less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares which they beneficially own.

Should a Non-Registered Shareholder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service corporation. Should a Non-Registered Shareholder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Shareholder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out at (b) above.

In all cases, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Shareholder may revoke voting instructions which have been given to an Intermediary at any time prior to the Meeting by written notice to the Intermediary.

Record Date

Shareholders registered as at April 19, 2018 (the "**Record Date**") are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the proxy to attend and vote, deliver their proxies at the place and within the time set forth in this Circular.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the best of the Company's knowledge, no one who has been (i) a Director or executive officer of the Company at any time since the beginning of the Company's last financial year; (ii) a proposed nominee for election as a Director of the Company or (iii) an associate or affiliate of the persons or Company listed in (i) and (ii) above, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon other than the election of Directors.

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VOTING SHARES

The authorized share capital of the Company is comprised of an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series. Each holder of Common Shares has the right to vote at any meeting of the Shareholders of the Company.

As at the Record Date, there were 31,717,584 issued and outstanding Common Shares. No Preferred Shares are currently outstanding.

The by-laws of the Company provide that a quorum for meetings is at least two persons, present in person or by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, each entitled to vote at the meeting and holding or representing by proxy not less than 20% of the votes entitled to be cast at the meeting.

PRINCIPAL SHAREHOLDERS

As at the Record Date, to the best of the Company's knowledge, no corporation and none of the Directors or executive officers of the Company or other person beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the Company's outstanding Common Shares other than as described in the table below:

Person/Entity	Number of common shares beneficially owned or controlled or directed	Percentage of issued and outstanding common shares beneficially owned or controlled or directed
OrbiMed Private Investments IV LP	10,425,225	32.87%
BDC Capital Inc.	5,497,607	17.33%

PARTICULARS OF MATTERS TO BE ACTED UPON

Presentation of Financial Statements

The annual audited consolidated financial statements for the financial year of the Company ended December 31, 2017 and the report of the auditors thereon (the "**Annual Report**") will be placed before the Meeting. The Annual Report was mailed to Shareholders who requested a copy and is also available on SEDAR at www.sedar.com and the Company's website at www.clementiapharma.com.

Election of Directors

The Company's articles currently provide that the board of directors of the Company (the "**Board**" or the "**Board of Directors**") may consist of a minimum of one and a maximum of ten directors (the "**Directors**"). However, since the Company is a "distributing corporation" under the CBCA, the Board shall have not fewer than three Directors, at least two of whom are not officers or employees of the Company or its affiliates. The Board is currently comprised of seven Directors. The Board has determined to nominate each of the seven current Directors listed below for election as a Director at the Meeting. **The Board recommends that Shareholders vote FOR the election of each of the seven nominees as Directors.**

The persons named in the enclosed form of proxy intend to vote for the election of the seven nominees whose names are set forth below. Management does not contemplate that any such nominees will be unable to serve as a Director of the Company. However, if, for any reason, any of the proposed nominees does not stand for election or is unable to serve as such, proxies in favour of Management designees will be voted for another nominee at their

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discretion unless the Shareholder has specified in his proxy that his shares are to be withheld from voting in the election of Directors.

The Directors are appointed at each annual meeting of the Shareholders to hold office for a term expiring at the close of the next annual meeting or until their respective successors are elected or appointed. The Directors hold office for a term expiring at the conclusion of the next annual meeting of Shareholders or until their successors are elected or appointed and will be eligible for re-election. A Director appointed by the Board between meetings of Shareholders or to fill a vacancy will be appointed for a term expiring at the conclusion of the next annual meeting or until his or her successor is elected or appointed and will be eligible for election or re-election.

Nominees for Election as Director

The following table and the notes thereto states the name of all persons proposed to be nominated for election as directors, their place of residence and all other positions and offices with the Company now held by them, their principal occupations or employments and abbreviated biographies, other public company boards on which they serve as directors, the number of common shares of the Company beneficially owned by each of them as at April 17, 2018, including options exercisable within 60 days of April 17, 2018, and their attendance record at board meetings during the period from January 1st, 2017 to December 31st, 2017.

Each proposed Director will hold office until the next annual meeting of Shareholders or until his successor is duly elected, unless prior thereto the director resigns, or the Director's office becomes vacant.

Name, province or state, and country of residence and position with the Company	Principal Occupation and Biography	Number of Common Shares of the Company owned or controlled Board Meeting Attendance (including telephone
Dr. David P. Bonita[2][3][4] Chairman of the Board of Directors New York, United States of America	Served as Chairman of the Board since June 2013 and served as a Director since April 2013. Since June 2013, Dr. Bonita has held the position of Private Equity Partner at OrbiMed, an affiliate of one of the Company's principal Shareholders. From June 2004 to June 2013, Dr. Bonita held other positions at OrbiMed. Within the past five years, Dr. Bonita held directorships with the following private companies: Acutus Medical, Arrys Therapeutics Inc., CardiAQ Valve Technologies, Cryterion Medical Inc., Enobia Pharma Inc., Keystone Heart Ltd., Kyn Therapeutics Inc., Prelude Therapeutics Inc., Si-Bone Inc., Tricida Inc. and with the following public companies: Ambit Biosciences Corporation, Loxo Oncology Inc. and ViewRay Inc. Dr. Bonita has also worked as a corporate finance analyst in the healthcare investment banking groups of Morgan Stanley and UBS. He has published scientific articles in peer-reviewed journals based on signal transduction research performed at Harvard Medical School. Dr. Bonita received his BA in Biological Sciences from Harvard University and his joint MD/MA from Columbia University. We believe Dr. Bonita provides significant scientific and industry knowledge to the Board of Directors, as well as valuable experience gained from prior board service.	16,654 shares beneficially owned Compensation Committee meetings 4:4 Audit Committee meetings 4:4 BOD meetings 5:5

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6 Name, province or state, and country of residence andposition with theCompany Principal Occupation andBiography Number ofCommon Shares of the Company owned orcontrolled Board Meeting Attendance (includingtelephone Dr. ClarissaDesjardins Chief ExecutiveOfficer Director Quebec, Canada Co-founded Clementia in 2010 and has served as the President since inception and as Chief Executive Officer since June 2012. Prior to founding Clementia, Dr. Desjardins served as Chief Executive Officer at the Centre d'excellence en medecine personnalisee from 2009 until 2012. Prior to that, Dr. Desjardins founded Advanced Bioconcept, which was sold to NEN Life Sciences (Perkin Elmer) in 1998, and cofounded Caprion Pharmaceuticals Inc. in 1998, a biotechnology company focused on proteomic biomarker discovery and drug development, where she was executive vice-president of corporate development from 1998 until 2007. Dr. Desjardins has taken part in many aspects of company creation, from conception to financing to the marketplace. Dr. Desjardins has received the BRIO award for outstanding contributions to the biotechnology industry from the Quebec Biotechnology Association and was nominated for Ernst & Young's Entrepreneur of the Year award. Dr. Desjardins earned a PhD in Neurology and Neurosurgery from McGill's Faculty of Medicine and was a Medical Research Council postdoctoral fellow at the Douglas Hospital Research Centre. We believe Dr. Desjardins provides significant leadership and operational experience to the Board of Directors as the Company's Chief ExecutiveOfficer. 1,4S9,176 shares beneficiallyowned BOD meetingsS:S Dr. RobertHeft (3) Director Quebec,Canada Has served as a Director since June 2013. Dr. Heft has held the position of Chief Executive Officer and a director of Zingenix Ltd. He also holds directorships with the following companies: Ra Pharma, VisionGate Inc., Parvus Therapeutics Inc. and Lumos Pharma Inc. Dr. Heft is a member of advisory board and an executive in residence in Sectoral Asset Management Inc. Prior to Clementia, Dr. Heft served as President, Chief Executive Officer, and a member of the board of directors of Enobia Pharma Inc. from 200S until February 2012, when Enobia was sold to Alexion Pharmaceuticals. From 2001 until 2004, Dr. Heft held several senior positions with Biomarin Pharmaceuticals. Prior to that, Dr. Heft founded IBEX Pharmaceuticals in 1986, where he served as its President, Chief Scientist, and director until 2001. Dr. Heft received his PhD in Genetic Engineering/Radiological Sciences from the Massachusetts Institute of Technology and was a Neurology Fellow at the Massachusetts General Hospital. He has also received a Masters degree in Nuclear Engineering from Cornell University and a Bachelor of Mechanical Engineeringfrom 13S,271 shares beneficially owned CompensationCommittee meetings3:4 BOD meetingsS:S

Name, province or state, and country of residence and position with the Company	Principal Occupation and Biography	Number of Common Shares of the Company owned or controlled Board Meeting Attendance (including telephone
	McGill University. We believe Dr. Heft provides significant executive and business skills, and scientific and industry knowledge to the board of directors, as well as valuable experience gained from prior and current board service.	
Pierre Legault[2] Director Florida, United States of America	Has served as a Director since his appointment in January 2018. Currently the chairman of Poxel and Artios Pharma and also serves on the board of directors for Syndax Pharmaceuticals and ARMO BioSciences. Previously, Mr. Legault served on the board of Tobira Therapeutics, NPS Pharmaceuticals, Forest Laboratories, Regado Biosciences, Iroko Pharmaceuticals, Cyclacel Pharmaceuticals, Eckerd Pharmacy and Nephrogenex where he was chairman and CEO. Prior to that, Mr. Legault served as the CEO of Prosidion Ltd, CFO and treasurer of OSI Pharmaceuticals, president of Eckerd Pharmacies and senior executive vice president and chief administration officer of the Rite Aid Corporation. He was also president, CEO and CFO at legacy companies of the Sanofi group. Mr. Legault holds an MBA in marketing from McGill University and a bachelor's degree from HEC (University of Montreal) and also studied at Harvard Business School.	1,998 shares beneficially owned Audit Committee meetings N/A BOD meetings N/A

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8 Name, province or state, and country of residence andposition with theCompany Principal Occupation andBiography Number ofCommon Shares of the Company owned orcontrolled Board Meeting Attendance (includingtelephone Dr. AllanMandelzys (4)(S) Director Chairman of theAudit Committee Quebec,Canada Has served as a Director since June 2013. He also serves as a director of Matrizyme Pharma Corp. and is President and a director of 8S6997S Canada Inc. and 9639439 Canada Inc., companies involved in corporate and business development consulting for the pharmaceutical and biotechnology industries. From August 2014 to September201S, Dr. Mandelzys served as a director of Bedrocan Cannabis Corporation and acted as chairman of the Special Committee of the Board leading to its acquisition by TweedMarijuana Inc. Dr. Mandelzys was the Chief Executive Officer and a director of Thallion Pharmaceuticals Inc. from January2010 to July 2013, when Thallion was sold to Bellus HealthInc. Prior to that, Dr. Mandelzys served as Executive Vice President of Licensing & Corporate Development at Thallion and from 2000-2006, Vice President of Business Development at Labopharm Inc., where he helped to transform the drug delivery company into a product development company with commercial sales via multiple distribution partners. He earned his PhD in physiology and MBA from McGill University. Dr. Mandelzys also holds a BSc from the University of Toronto and received his post- doctoral training at the Roche Institute of Molecular Biology. We believe Dr. Mandelzys provides significant executive and business skills, and scientific and industry knowledge to the Board of Directors, as well as valuable experience gained from prior and current boardservice. 170,126 shares beneficially owned Audit Committeemeetings 4:4 BOD meetingsS:S Dr. FrancoisNader Director Chairman ofthe CorporateGovernance and Nominating Committee Florida, United States ofAmerica Has served as a Director since February 2014. Since February 201S, Dr. Nader has been the Managing Director of Jesra Advisors LLC. Prior to that Dr. Nader was President, Chief Executive Officer and a member of the board of directors of NPS Pharmaceuticals from 2008 until 201S, when NPS was acquired by Shire. He joined NPS in 2006 as Chief Medical and Commercial Officer, and was promoted to Chief Operating Officer in 2007. Before NPS, from 2004 to 2006, he was a CMO and venture partner at Care Capital. Prior to that, he served on the North America Leadership Team of Aventis and its predecessor companies holding a number of executive positions. Dr. Nader was recognized as the Ernst and Young National Life Science Entrepreneur of the Year in 2013. Dr. Nader currently serves as chairman of the board of directors of Acceleron Pharma Inc. and as a director of Alexion Pharmaceuticals Inc., Prevail Therapeutics Inc. and ArRett Neuroscience Inc. From 2016 to 2018, Dr.Nader 174,70S shares beneficially owned BOD meetingS:S

Name, province or state, and country of residence and position with the Company	Principal Occupation and Biography	Number of Common Shares of the Company owned or controlled Board Meeting Attendance (including telephone
	served as a director of Advanced Accelarator Applications, SA. From 2015 to 2016, he served as a director at Baxalta Inc. and from 2014 to 2015, as director of Trevena. Dr. Nader is a board member of the New Jersey Chamber of Commerce. Dr. Nader earned his French Doctorate in Medicine from St. Joseph University in Lebanon and his Physician Executive MBA from the University of Tennessee. We believe Dr. Nader provides significant executive and business skills, and scientific and industry knowledge to the Board of Directors, as well as valuable experience gained from prior and current board service.	
Jean-François Pariseau[5] Director Chairman of the Compensation Committee Québec, Canada	Has served as a Director since June 2012. Since July 2001 he has been a partner in the Healthcare Venture Fund at BDC Capital Inc., a wholly owned subsidiary of the Business Development of Canada and one of the Company's principal shareholders. From 2001 until March 2011, he served as director of BDC Venture Capital. Mr. Pariseau has served as Advisor for Hacking Health since April 2013. He currently serves on the board of directors of Imagia Cybenetics Inc., Profound Medical Inc. and Angiochem. Mr. Pariseau also served as director of Clearwater Clinical Inc. and Milestone Pharmaceuticals Inc. Prior to joining BDC, Mr. Pariseau was an investment manager with CDP Capital Technology Ventures, a global fund investing in healthcare, information technology and advanced technologies where he was responsible for healthcare investments in Canada and the U.S. Mr. Pariseau holds a BS in Biotechnology from Université de Sherbrooke, a MS in Biomedical Sciences from Université de Montréal, and an MBA from HEC Montréal. We believe Mr. Pariseau provides significant executive and business skills and industry knowledge to the Board of Directors, as well as valuable experience gained from prior and current board service.	0 shares beneficially owned Compensation Committee meetings 4:4 Audit Committee meetings 2:2 BOD meetings 5:5

(1) The information as to voting securities beneficially owned or over which the above-named individuals exercise control or direction and the foregoing information is not within the knowledge of the Company and has been furnished by the respective nominees.

(2) Member of the Company's audit committee (the "**Audit Committee**").

(3) Member of the Company's compensation committee (the "**Compensation Committee**").

(4) Member of the Company's Corporate Governance and Nominating Committee (the "**Corporate Governance and Nominating Committee**").

(5) Effective on completion of the Company's initial public offering ("**IPO**"), Jean-Francois Pariseau was replaced by Allan Mandelzys as Chairman of the Audit Committee.

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Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, none of the nominees for election as Director of the Company as at the date hereof, or within 10 years before the date hereof:

(i) is, or has been a director, chief executive officer ("**CEO**") or chief financial officer ("**CFO**") of any corporation that was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant corporation access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an "**Order**"), which Order was issued while the director or executive officer was acting in the capacity as director, CEO or CFO;

(ii) was subject to an Order that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO;

(iii) is, or has been a director or executive officer of any corporation (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(iv) has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Furthermore, to the knowledge of the Company, no nominee has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a nominee.

Voting for election of Directors is by individual voting and not by slate voting. You can vote your Common Shares for the election of all of these nominees as Directors of the Company; or you can vote for some of these nominees for election as Directors and withhold your votes for others; or you can withhold all of the votes attached to the Common Shares you own and, thus, not vote for the election of any of these nominees as Directors of the Company.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE ELECTION OF THE PROPOSED NOMINEES AS DIRECTORS OF THE COMPANY FOR THE ENSUING YEAR.

The voting rights pertaining to Common Shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the election of the proposed nominees as Directors of the Company for the ensuing year.

Appointment of Auditors

At the Meeting, Shareholders will be asked to reappoint the firm of KPMG LLP to hold office as the Company's auditors until the close of the next annual general meeting of Shareholders and to authorize the Board of Directors to fix their remuneration. The auditors will hold office until the next annual general meeting of Shareholders or until their successors are appointed. KPMG LLP has been acting as auditors for the Company since 2016.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE APPOINTMENT OF KPMG LLP AS AUDITORS FOR THE COMPANY AND TO AUTHORIZE THE BOARD TO FIX THEIR REMUNERATION.

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The voting rights pertaining to Common Shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the appointment of KPMG LLP as auditors for the Company and to authorize the Board to fix their remuneration.

EXECUTIVE COMPENSATION

Executive Compensation Discussion and Analysis

Background

The Company is a clinical stage biopharmaceutical company innovating new treatments for people with ultra-rare bone disorders and other diseases. The Company's lead product candidate, palovarotene, is an oral small molecule that has shown potent activity in preventing abnormal new bone formation as well as fibrosis in a variety of tissues. The Company is developing palovarotene for the treatment of Fibrodysplasia Ossificans Progressiva (FOP), Multiple Osteochondroma (MO) and other diseases. As of December 31, 2017, the Company had 30 full-time employees engaged in administration and research and development.

Compensation Governance

The Company's Compensation Committee is comprised of Jean-François Pariseau (Chair), Dr. David Bonita and Dr. Robert Heft, all of whom are "independent".

Determining Compensation

In the first half of 2017 and 2018, Radford, part of Aon Hewitt (a business unit of Aon plc), was retained by the compensation committee to conduct a competitive review and assessment of Clementia's director and executive compensation program and recommend go-forward strategies. The compensation committee was involved in and approved the adoption of the following procedures during Radford's assessment:

(1) Establishing the public company peer group used in the director and executive compensation assessment;

(2) Reviewing the detailed assessment of Clementia's director compensation program versus the market, approving and implementing certain recommendations;

(3) Reviewing the detailed assessment of Clementia's executive compensation program versus the market, approving and implementing certain recommendations;

(4) Reviewing Clementia's equity incentive program, approving and implementing certain recommendations; and

(5) Reviewing equity ownership levels, and approving and implementing certain recommendations.

The compensation committee has and will continue to utilize these strategies when considering director and executive compensation matters.

Total fees billed by Radford, part of Aon Hewitt, for their review and assessment of the Company's director and executive compensation for the year ended December 31, 2017 are $40,000 ($60,000 for the year ended December 31, 2016).

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Risk Management

The Board is responsible for identifying the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks. Through the Compensation Committee, the Board is involved in the design of compensation policies to meet the specific compensation objectives discussed below and considers the risks relating to such policies, if any. The Compensation Committee is ultimately responsible for ensuring compliance of the compensation policies and practices of the Company. To date, the Board and Compensation Committee have not identified any risks arising from the Company's compensation policies and practices that would be reasonably likely to have a material adverse effect on the Company.

Objectives

The purpose of the compensation committee is to ensure that the compensation programs and values transferred to Management through cash pay, share and share-based awards, whether immediate, deferred, or contingent are fair and appropriate to attract, retain and motivate Management and are reasonable in view of company economics and of the relevant practices of other similar companies. The compensation committee also recommends to the Board of Directors' compensation arrangements for Board members.

The overall objectives of the Company's compensation program include: (a) attracting and retaining talented executive officers; (b) aligning the interests of those executive officers with those of the Company; and (c) linking individual executive officer compensation to the performance of the Company. The Company's compensation program is currently designed to compensate executive officers for performance of their duties and to reward certain executive officers for performance relative to certain milestones applicable to their services.

Elements of Compensation

The elements of compensation awarded to, earned by, paid to, or payable to the Named Executive Officers ("**NEOs**") for the most recently completed financial year are: (a) base salary and discretionary bonuses; and (b) long-term incentives in the form of stock options. The Company chose each of these elements because they help to fulfill the objectives of the Company's compensation program listed above.

For the financial year ended December 31, 2017, the Board assessed salary recommendations made by our senior Management after reviewing those recommendations alongside our performance and financial condition for the fiscal year, subject to the requirements set forth in any applicable employment agreement. The performance of our executive officers was reviewed as a whole by the Board and its compensation committee, without identifiable measures or criteria. From time to time, the Board also established compensation programs designed to reward our senior executives. Incentive bonuses have been established, with the objective to attract, retain and motivate our senior executives. The Board will be responsible for setting our executive compensation and establishing corporate performance objectives against which to measure such compensation.

In 2017, the Board and compensation committee assessed salary recommendations made by our senior Management after reviewing those recommendations alongside the individual performance of our executive officers, as well as the Company's overall performance and financial condition for the fiscal year.

Annual bonuses are historically based on the achievement of performance goals established for the employees of the Company at the beginning of each year and/or in accordance with the terms of the applicable bonus plan in effect from time to time. As of the date of this Circular, the maximum annual bonus that could be earned, expressed as a percentage of the named executive officer's annual base salary, are 50% for Dr. Desjardins and 35% for each of Mr. Singer, Dr. Grogan, Mr. Packman and Mr. Grinstead.

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The Board determines the salary and equity compensation to be granted to our named executive officers after consulting with its compensation committee. Stock options are granted by the Board, after consultation with its compensation committee, to reward named executive officers for their current performance and expected future performance as well as their value to the Company, without formal objectives or criteria. Previous grants of equity awards are taken into account when considering new grants.

In consultation with its compensation committee, the Board fixes and evaluates the appropriateness of each named executive officer's compensation. Our process for determining executive compensation has relied largely on the judgment of the compensation committee and Board without any formal objectives, criteria and analysis. The final compensation paid in the year ended December 31, 2017, was reached by negotiation between the President and CEO (on behalf of the named executive officers) and the compensation committee. We believe this approach was appropriate given our size and financial capacity. The base compensation for each named executive officer takes into consideration competitive market conditions, experience, proven or expected performance and the particular skills of the named executive officer. However, base compensation for the year ended December 31, 2017 was not evaluated against a formal peer group.

Summary Compensation Table

The following table presents information regarding the total compensation of our President and Chief Executive Officer, our Chief Financial Officer, and our three other executive officers with respect to the years ended December 31, 2017 and 2016. We refer to these individuals as our "named executive officers".

					Non-Equity Incentive Plan Compensation ($)			
Name and Principal Position	Year	Salary ($)(1)	Share-based awards ($)	Option-based awards ($)(2)	Annual incentive plans ($)(1)(3)	Long-term incentive plans ($)	All other compensation ($)(4)	Total compensation ($)
Clarissa Desjardins	2017	377,447	-	398,668	184,909	-	-	961,024
President and Chief Executive Officer, Director(5)	2016	265,335	-	-	69,732	-	-	335,067
Michael Singer	2017	235,413	-	462,454	65,957	-	-	763,824
Chief Financial Officer, Corporate Secretary(6)	2016	191,989	-	-	40,845	-	-	232,834
Donna Roy Grogan	2017	361,201	-	-	102,942	-	-	464,143
Chief Medical Officer(7)	2016	356,566	-	-	72,739	-	-	429,305
Jeffrey Packman	2017	275,760	-	-	78,592	-	-	354,352
Chief Development Officer(8)	2016	262,181	-	-	63,513	-	-	325,694
Eric Grinstead	2017	354,118	-	-	95,612	-	-	449,730
Chief Commercial Officer(9)	2016	349,574	-	-	80,227	-	-	429,801

Notes:

(1) Compensation amounts paid in Canadian dollars have been converted to U.S. dollars for purposes of the table. For 2017, the U.S. dollar per Canadian dollar exchange rate used for such conversion was $0.7703 for salaries earned ($0.7581 in 2016), which was the Company's average exchange rate for the year ended December 31, 2017 (December 31, 2016), along with $0.7955 for annual incentive plan compensation ($0.7441 in 2016), which was the Company's closing exchange rate at December 31, 2017 (December 31, 2016), all based on Bloomberg Markets CADUSD:CUR spot exchange rates.

(2) Compensation amounts reflect stock option awards in the year ended December 31, 2017. No options were granted in the year ended December 31, 2016. In determining the fair value of these option-based awards, the Black-Scholes valuation methodology was used with the following assumptions, consistent with those reported in the Company's audited consolidated financial statements: (i) expected life of 6 years, ii) volatility of 75.01%, (iii) risk-free interest rate of 1.96%, and (iv) dividend yield of nil.

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(3) Non-equity incentive plan compensation reflects annual bonuses earned with respect to fiscal 2017 and 2016, based on the achievement of corporate goals and objectives, as well as personal performance assessments.

(4) Compensation amounts do not include taxable benefits for group health, dental, life insurance and disability insurance premiums paid by the Company on behalf of the named executive officers as these benefits are offered to all employees of the Company.

(5) On January 1, 2017, Clarissa Desjardins' annual base salary was increased to C$490,000. On January 1, 2018, her annual base salary was increased to C$632,100. On August 2, 2017, the non-equity incentive plan compensation was increased from 35% to 50% of Ms. Desjardins' base salary.

(6) On January 1, 2017, Michael Singer's annual base salary was increased to C$290,000 and on August 2, 2017, his annual base salary was increased to C$331,000. On January 1, 2018, his annual base salary was further increased to C$403,820.

(7) On January 1, 2018, Donna Roy Grogan's annual base salary was increased to $368,425.

(8) On January 1, 2017, Jeffrey Packman's annual base salary was increased to $265,589 and on August 2, 2017, his annual salary was increased to $290,000. On January 1, 2018, his annual base salary was further increased to $308,600.

(9) On January 1, 2018, Eric Grinstead's annual base salary was increased to $361,200.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets out, for each named executive officer, all share-based awards and option-based awards outstanding as of December 31, 2017.

	Option-Based Grants						Share-Based Grants		
Name	Number of common shares underlying unexercised options (#) exercisable	Number of common shares underlying unexercised options (#) unexercisable	Total number of common shares underlying unexercised options (#)	Option exercise price	Option expiration date	Value of unexercised in-the-money options ($)[1]	Number of deferred share units that have not vested	Market or payout value of performance shares that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Clarissa Desjardins	400,034	-	400,034	$0.29	06/17/2023	7,476,635	-	-	-
	209,130	120,343	329,473	$0.29	08/27/2024	6,157,850	-	-	-
	5,000	54,950	59,950	$10.04	04/30/2027	535,953			
Michael Singer	121,902	60,946	182,848	$0.69	04/20/2025	3,344,290	-	-	-
	5,791	63,751	69,542	$10.04	04/30/2027	621,705			
Donna Roy Grogan	77,791	-	77,791	$0.29	09/23/2023	1,453,914	-	-	-
	102,898	114,205	217,103	$0.29	08/27/2024	4,057,655	-	-	-
Jeffrey Packman	18,752	4,161	22,913	$0.29	02/20/2024	428,244	-	-	-
	60,322	85,644	145,966	$0.29	08/27/2024	2,728,105	-	-	-
Eric Grinstead	127,801	5,552	133,353	$0.29	02/20/2024	2,492,368	-	-	-
	117,190	114,217	231,407	$0.29	08/27/2024	4,324,997	-	-	-

Notes:

(1) Amounts included in the table above reflect the in-the-money value of unvested options at January 1, 2018, based upon the difference between closing price per share of our stock on December 29, 2017, being $18.98, and the exercise price of the options. An option is in-the-money if the market price of common shares is greater than the exercise price. The actual value of the awards realized by each of the named executive officers, if any, will depend on the price of our common shares at the time of exercise.

(2) On April 30, 2017, Clarissa Desjardins received an equity-based award of 59,950 stock options at an exercise price of $10.04 per share under the 2013 Stock Option Plan. These stock options will expire 10 years after their initial grant date and commenced vesting upon closing of the Company's IPO over a period of 4 years.

(3) On April 30, 2017, Michael Singer received an equity-based award of 69,542 stock options at an exercise price of $10.04 per share under the 2013 Stock Option Plan. These stock options will expire 10 years after their initial grant date and commenced vesting upon closing of the Company's IPO over a period of 4 years.

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All of the stock option grants described above were made under the Company's 2013 Stock Option Plan.

On February 27, 2018, Ms. Desjardins, Mr. Singer, Ms. Grogan, Mr. Packman and Mr. Grinstead received an equity-based award of 305,000, 90,000, 60,000, 40,000 and 60,000 stock options, respectively, at an exercise price of $13.80 per share under the 2017 Omnibus Plan. These stock options will vest over a period of 4 years: 25% cliff vesting after one year with monthly vesting over the subsequent 36 months. These stock option grants were not included in the above table as they were not outstanding as at December 31, 2017.

On April 17, 2018, Ms. Desjardins, Mr. Singer, Ms. Grogan, Mr. Packman and Mr. Grinstead received a further equity-based award of 100,000, 20,000, 40,000, 40,000 and 10,000 stock options, respectively, at an exercise price of $15.95 per share under the 2017 Omnibus Plan. These stock options will vest as follows: 50% vesting upon achievement of a milestone event and 50% vesting on the one-year anniversary of the achievement of this milestone event. These stock option grants were not included in the above table as they were not outstanding as at December 31, 2017.

Following the adoption of the Company's 2017 Omnibus Plan by the Board of Directors in June 2017, all equity-based awards are now granted under the 2017 Omnibus Plan.

Value of stock options or deferred share units vested or earned during the year

The following table sets out, for each named executive officer, the value of stock options vested or earned during the fiscal year ended December 31, 2017.

Name	Option-based grants-value vested during fiscal 2017 ($) (1)	Share-based grants-value vested during fiscal 2017 ($)
Clarissa Desjardins	2,998,021	-
Michael Singer	887,953	-
Donna Roy Grogan	2,027,818	-
Jeffrey Packman	1,637,672	-
Eric Grinstead	2,183,787	-

Notes:

(1) Represents the in-the-money value of unexercised options vested during fiscal 2017 based upon the difference between the closing price per Common Share on December 29, 2017, being $18.98, and the exercise price of the options.

Pension plan benefits

We have not established a pension plan for our named executive officers.

Employments Agreements

On March 31, 2017 the Board of Directors approved certain amendments to the existing employment agreements of the Company's NEOs. As such and pursuant to the consummation of the Company's IPO in August 2017, the Company entered in new employment agreements (the "**Employment Agreements**") with its NEOs which include the following terms.

Term of Employment

All of the Company's NEOs are employed for an indefinite term, subject to termination in accordance with the terms of the Employment Agreements.

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Base Salary and Discretionary Bonus

The Employment Agreements establish a base salary for each of the Company's NEOs, subject to annual review and possible increase by the Board of Directors. A decrease in the base salary of the NEOs by the Board of Directors is only allowed if implemented throughout the Company and is proportional to the decrease in base salaries of all the employees of the Company.

The annual base salaries for Ms. Desjardins, Ms. Grogan, Mr. Grinstead, Mr. Singer and Mr. Packman were established at C$490,000, $361,201, $354,118, C$290,000 and $265,589, respectively on January 1, 2017. The annual base salaries of Mr. Singer and Mr. Packman were increased to C$331,000 and $290,000, respectively, on August 2, 2017, upon completion of the Company's IPO. Annual base salaries for Ms. Desjardins, Ms. Grogan, Mr. Grinstead, Mr. Singer and Mr. Packman were increased to C$632,100, $368,425, $361,200, C$403,820 and $308,600, respectively on January 1, 2018.

The Company's NEOs are also eligible for an annual bonus based on achievement of performance goals established for the employees and the Company at the beginning of each year and/or in accordance with the terms of the applicable bonus plan in effect from time to time. The maximum annual bonus that may be earned, expressed as a percentage of the NEO's annual base salary, are 50% for Ms. Desjardins and 30% for each of Ms. Grogan, Mr. Grinstead, Mr. Singer and Mr. Packman. As of January 1, 2018, these maximums were increased to 35% for each of Ms. Grogan, Mr. Grinstead, Mr. Singer and Mr. Packman, with no change to Ms. Desjardins' maximum.

The Employment Agreements also provide that the Company's NEOs are eligible to participate in any benefit plans made generally available to the Company's similarly-situated employees.

Severance

Each of the Employment Agreements provide that if the applicable NEO is terminated by the Company for cause or if his or her employment is terminated at such NEO's initiative, the NEO will be entitled to the following standard payments: (i) base salary earned by her or him up to the date of termination; (ii) unused vacation pay calculated as of the date of termination and (iii) reimbursement of expenses up to and including the date of termination.

Each of the Employment Agreements also provide that if the applicable NEO is terminated by the Company other than for cause, in addition to the standard payments, the NEO will also be entitled to the following additional severance payments, subject to the execution of a general release and waiver: (i) base salary and (ii) health continuation coverage reimbursements, in each case during the severance period, which is equal to 12 months from the date of termination for Ms. Desjardins and 9 months from the date of termination for each of Ms. Grogan, Mr. Grinstead, Mr. Singer and Mr. Packman.

In the event any NEO is terminated by the Company for any reason other than cause within 12 months after a change of control, in addition to the standard payments and the additional severance payments, the Employment Agreements provide that the NEO will also be entitled to the following change of control benefits, subject to the execution of a general release and waiver: (i) target bonus for the year in which date of termination occurs and (ii) vesting of all outstanding equity grants including any outstanding stock options as of the date of termination.

The severance payments related to terminations other than for cause and the change of control benefits of each of Ms. Grogan, Mr. Grinstead and Mr. Packman pursuant to the Employment Agreements are conditioned upon such NEO's compliance with the confidentiality, non-compete and non-solicitation obligations provided in their Employment Agreements.

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Each of the Employment Agreements with Ms. Grogan, Mr. Grinstead and Mr. Packman also provide that if any payments or benefits payable to them under the Employment Agreements (such as parachute payments) would be subject to an excise tax pursuant to Section 4999 of the U.S. Internal Revenue Code, the respective NEO will receive the greater, on an after-tax basis, of (i) all parachute payments or (ii) parachute payments as reduced to avoid the excise tax.

Potential Payments upon Termination or Change in Control

Our severance benefits plan (the Severance Plan), provides severance benefits to our NEOs, and other employees designated by the Board of Directors or an authorized committee thereof, if their employment is terminated by us "without cause" or, only in connection with a "change in control" of the Company, they terminate employment with us for "good reason" (as each of those terms is defined in the Severance Plan).

Under the Severance Plan, if we terminate an NEO's employment without cause absent a change in control, the NEO is entitled to (a) 12 months' base salary (in the case of our Chief Executive Officer) and 9 months' base salary for all remaining NEOs following the date of termination, which we refer to as the Severance Period, and (b) company contributions to the cost of health care continuation for the Severance Period.

The Severance Plan also provides that, if, following the closing of a change in control of the Company, we terminate an NEO's employment without cause or such NEO terminates his or her employment with us for good reason, each of which events we refer to as a Change in Control Termination, the NEO is entitled to (a) 12 months' base salary (in the case of our Chief Executive Officer) and 9 months' base salary for all remaining NEO following the date of termination, which we refer to as the Change in Control Severance Period, (b) company contributions to the cost of health care continuation during the Change in Control Severance Period, and (c) the amount of any unpaid annual bonus determined by the Board of Directors to be payable to the NEO for any completed bonus period which ended prior to the date of such NEO termination. In addition, in the event of a Change in Control Termination, all of the NEO's outstanding unvested equity awards will immediately vest in full on the date of such termination.

All payments and benefits provided under the Severance Plan are contingent upon the execution and effectiveness of a release of claims by the NEO in our favor and continued compliance by the NEO with any proprietary information and inventions, nondisclosure, non-competition, and non-solicitation (or similar) agreement to which we and the executive are party.

The table below reflects amounts payable by the Company to the NEOs, assuming that their employment was terminated as of January 1, 2018, either without cause or upon change of control of the Company.

Name	Severance	Continuation of benefits	Total without cause	Bonus[1]	Accelerated vesting of options[2]	Total upon change of control[3]
Clarissa Desjardins	C$632,100	C$7,600	C$639,700	C$232,444	$14,170,439	$14,868,154
Michael Singer	C$302,865	C$5,050	C$307,915	C$82,913	$3,965,995	$4,278,657
Donna Grogan	$276,319	$18,350	$294,669	$102,942	$5,511,569	$5,909,180
Jeffrey Packman	$231,450	$25,570	$257,020	$78,592	$3,156,349	$3,491,961
Eric Grinstead	$270,900	$18,350	$289,250	$95,612	$6,817,364	$7,202,226

Notes:

(1) In the event of a Change in Control, NEOs will also receive the amount of any unpaid annual bonus determined by the Board of Directors to be payable to the NEO for any completed bonus period which ended prior to the date of such NEO termination. Amounts included in the table reflect the bonus awarded to each NEO for 2017, assuming payout in 2018, and no bonus accrual as of January 1, 2018, the effective date assumed for purposes of the table.

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(2) In the event of a Change in Control, all of the NEO outstanding unvested equity awards will immediately vest in full on the date of such termination. Amounts included in the table above reflect the in-the-money value each NEO's unvested options at January 1, 2018, based upon the difference between closing price per share of our stock on December 29, 2017, being $18.98, and the exercise price of the options. The actual value of the awards realized by each NEO, if any, will depend on the price of our common shares at the time of exercise.

(3) For purposes of calculating values in this column, amounts in Canadian dollars have been converted to U.S. dollars at an estimated exchange rate of $0.80.

DIRECTOR COMPENSATION

Director compensation table

The following tables show all amounts of compensation paid to the Directors who were not Named Executive Officers during the financial year ended December 31, 2017.

Name and Principal Position	Year	Director fees earned ($)[1]	Share-based awards ($)	Option-based awards ($)[2]	Non-equity incentive plan compensation	Pension value	All other compensation ($)	Total compensation ($)
David Bonita *Chairman of the Board, Director*	2017	25,417	-	236,083	-	-	-	261,500
Jean-François Pariseau *Chairman of the Compensation Committee, Director*	2017	-	-	-	-	-	-	-
David Mott *Director[3]*	2017	14,167	-	236,083	-	-	-	250,250
Robert Heft *Director*	2017	23,604	-	236,083	-	-	-	259,687
Allan Mandelzys *Chairman of the Audit Committee, Director*	2017	28,187	-	236,083	-	-	-	264,270
François Nader *Chairman of the Corporate Governance and Nominating Committee, Director*	2017	24,437	-	236,083	-	-	-	260,520
Clarissa Desjardins *President, Chief Executive Officer, Director*	2017	-	-	-	-	-	-	-

Notes:

(1) Compensation amounts paid in Canadian dollars have been converted to U.S. dollars for purposes of the table. For 2017, the U.S. dollar per Canadian dollar exchange rate used for such conversion was $0.7703, which was the Company's average exchange rate for the year ended December 31, 2017, based on Bloomberg Markets CADUSD:CUR spot exchange rates.

(2) Compensation reflects stock option awards in the year ended December 31, 2017. In determining the fair value of these option-based awards, the Black-Scholes valuation methodology was used with the following assumptions, consistent with those reported in the Company's audited consolidated financial statements: (i) expected life of 5 and 6 years, ii) volatility of 75.01% and 78.50% (iii) risk-free interest rate of 1.96% and 1.81%, and (iv) dividend yield of nil.

(3) David Mott resigned as a Director on February 27, 2018.

All of the stock option grants described above were made under the Company's 2013 Stock Option Plan.

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Narrative discussion

Prior to the Company's IPO in August 2017, independent directors were compensated with quarterly cash retainers of C$5,000 per quarter or C$20,000 per annum. Directors appointed by investors to the Board of Directors received no compensation.

On March 31, 2017, the Board of Directors approved a director compensation program to be effective on the effective date of the Company's IPO. Under this director compensation program, non-employee Directors are paid a cash retainer for service on the Board of Directors and for service on each committee on which the director is a member, except for Jean-François Pariseau. The chairman of the Board and of each committee receives higher retainers for such service. These fees are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment will be prorated for any portion of such quarter that the Director is not serving on the Board of Directors and no fee shall be payable in respect of any period prior to the effective date of the Company's IPO. The fees paid to non-employee Directors for service on the Board of Directors and for service on each committee of the Board of Directors on which the Director is a member are as follows:

	Member Annual Fee	Chairman Annual Fee
Board of Directors	$35,000	$60,000
Audit Committee	$7,500	$15,000
Compensation Committee	$5,000	$10,000
Nominating and Corporate Governance Committee	$3,750	$7,500

The annual retainer fee, including fees for chairing the Board and committees, is paid in cash unless a Director instead elects to receive Deferred Share Units (DSUs) as permitted under the Company's 2017 Omnibus Plan. All directors have elected to receive DSUs for the 2018 fiscal year. We also continue to reimburse our non-employee directors for reasonable travel and other expenses incurred in connection with attending the Board of Directors and committee meetings. We do not pay any compensation to our Chief Executive Officer in connection with her service on the Board.

On April 30, 2017, the Board of Directors approved a new stock option grant to each non-employee director, except for Jean-Francois Pariseau. Pursuant to this grant, each non-employee Director, except for Jean-Francois Pariseau, received under the 2013 Stock Option Plan, an option to purchase 23,980 Common Shares at an exercise price of $10.04 per share. Each of these options will vest as to one-third of the shares of our Common Shares underlying such option on each anniversary date of the Company's IPO until the third anniversary of the Company's IPO, subject to the non-employee Director's continued service as a Director. Further, each non-employee Director, except for Jean-Francois Pariseau, also received under the 2013 Stock Option Plan, an option to purchase 11,990 Common Shares at an exercise price of $10.04 per share. Each of these options will vest in full on the one-year anniversary of the Company's IPO, subject to the non-employee director's continued service as a Director.

In addition, under our director compensation program which became effective on August 2, 2017 (closing of the Company's IPO), each non-employee director will receive under the 2017 Omnibus Plan, upon his or her initial election to the Board of Directors, an option to purchase 23,980 Common Shares. Each of these options will vest as to one-third of the shares of our Common Shares underlying such option on each anniversary of the grant date until the third anniversary of the grant date, subject to the non-employee Director's continued service as a Director. Further, on the date of the first Board meeting held after each annual meeting of stockholders, each non-employee Director will receive, under the 2017 Omnibus Plan, an option to purchase 11,990 Common Shares. Each of these options will vest in full on the one-year anniversary of the grant date unless otherwise provided at the time of grant, subject to the non-employee Director's continued service as a director. All options issued to our non-employee directors under our director compensation program will be issued at exercise prices equal to the fair market value

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of our Common Shares on the date of grant and will become exercisable in full upon a change in control of the Company.

On February 27, 2018, Pierre Legault received an option to purchase 23,980 Common Shares at an exercise price of $13.80 per share under the 2017 Omnibus Plan. These stock options will vest evenly over 36 months.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The table below shows, as of the date of this Circular, for each compensation plan under which we may issue our common shares, the number of common shares to be issued upon exercise of outstanding stock options, the weighted-average exercise price of stock options and the number of Common Shares available for future issuance.

Plan Category [1]	Number of common shares to be issued upon exercise of outstanding stock options	Weighted-average exercise price of outstanding options ($)	Number of Common shares available for future issuance under the plan
2013 Stock Option Plan[2]	2,997,836	$2.48	-
2017 Omnibus Plan[3]	1,343,370	$14.60	2,315,938
Equity compensation plans not approved by Shareholders	-	-	-

Notes:

(1) Both the 2013 Stock Option Plan and the 2017 Omnibus Plan were approved by the Shareholders.

(2) Up until completion of our IPO, the maximum number of Common Shares available for issuance under the 2013 Stock Option Plan was limited to 3,786,886, of which 2,997,836 remain issued and outstanding. Following the adoption of our 2017 Omnibus Plan by the Board in June 2017, all equity-based awards are now granted under the 2017 Omnibus Plan.

(3) Subject to adjustment, the maximum number of Common Shares available for issuance under the 2017 Omnibus Plan was 2,390,605 shares as at December 31, 2017. This number will automatically increase by an annual amount to be added on the first day of each fiscal year, beginning January 1, 2018 and continuing until, and including, the fiscal year ending December 31, 2027, equal to the lower of 4% of the number of Common Shares outstanding as of December 31 of the prior calendar year and an amount determined by the Board of Directors. The amount added on January 1, 2018 was established at 4% of the Common Shares outstanding at December 31, 2017, or 1,268,703, thus bringing the maximum number of Common Shares available for issuance under the 2017 Omnibus Plan to 3,659,308 as of January 1, 2018.

Equity Incentive Plans – Material Features

Both the 2013 Stock Option Plan and the 2017 Omnibus Plan were approved by the Shareholders. For the narrative discussion of the material features of the 2013 Stock Option Plan, please see "2013 Stock Option Plan" at page 91 of the AIF. For the narrative discussion of the material features of the 2017 Omnibus Plan, please see "2017 Omnibus Plan" at page 94 of the AIF.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No person who is, as of the date of this Prospectus, or who has been, a director or executive officer of the company at any time during the year ended December 31, 2017, is or has been indebted to the Company at any time or is indebted to another entity that is, or has been at any time, the subject of a guarantee, support agreement, letter of credit or similar arrangement provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, "**informed person**" means: (i) a Director or executive officer of the Company; (ii) a Director or executive officer of a person or corporation that is itself an informed person or subsidiary of the

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Company; (iii) any person or corporation who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or corporation as underwriter in the course of a distribution; and (iv) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

To the best of the Company's knowledge, no informed person of the Company, and no associate or affiliate of the foregoing persons, at any time since the beginning of its last completed financial year, has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of its last completed financial year that has materially affected the Company, or in any proposed transaction that could materially affect the Company or its subsidiaries, or in any matter to be acted upon at this Meeting.

MANAGEMENT CONTRACTS

None of the management functions of the Company or any of its subsidiaries are to any substantial degree performed other than by the Directors or executive officers of the Company or its subsidiaries.

RESTRICTED SECURITIES

No action to be taken as set out herein involves a transaction that would have the effect of converting or subdividing, in whole or in part, existing securities into restricted securities or creating new restricted securities.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Company has subscribed to liability insurance for its Directors and Officers (D&O) to adequately protect them from legal expenses and liability exposure which may be incurred in connection with their functions when corporate indemnification may not be available.

CORPORATE GOVERNANCE DISCLOSURE

For a description of the Board's mandate and oversight role, please refer to the section entitled "*Board Practices - Board of Directors*" on page 101 of the AIF. A written mandate of the Nominating and Corporate Governance Committee of the Board, which delineates the Board's role and responsibilities, is attached as Schedule A to the Canadian Prospectus.

Board of Directors

The following six directors of the Company were determined as independent by the Board: David P. Bonita (chairman), Robert Heft, Allan Mandelzys, Pierre Legault, François Nader and Jean-François Pariseau.

Dr. Clarissa Desjardins was determined as not being independent since she is the Company's President and Chief Executive Officer. The independent directors hold regularly scheduled meetings at which the non-independent director and members of Management are not in attendance. Since January 1, 2017, the independent members held 5 such meetings.

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Attendance Record

The attendance record of the Directors during the year ended December 31, 2017, is detailed in section *"Nominees for Election as Directors"* above. During that year, Mr. David Mott, who resigned as a Director on February 27, 2018, attended 4 of 5 meetings of the Board and 1 of 4 meetings of the Audit Committee.

Position Descriptions

The Company has not adopted written position descriptions, whether for the chair and committee chairs or for the chief executive officer. It relies on a consensus among directors to delineate their roles and responsibilities.

Orientation and Continuing Education

The Company has no formal orientation or continuing education program. However, the Company's Nominating and Corporate Governance Committee's responsibility to evaluate the Board and make recommendations to the Board will ensure that the directors maintain the skill and knowledge necessary to meet their obligations as directors.

Ethical Business Conduct

In connection with the Company's IPO, the Company adopted a Code of Business Conduct and Ethics, as described under the section entitled *"Code of Business Conduct and Ethics"* on page 103 of the AIF.

Nomination of Directors

Under the Company's Nominating and Corporate Governance Committee charter, new director candidates are identified by the committee and recommended to the Board. The Nominating and Corporate Governance Committee is entirely composed of independent directors. The responsibilities, powers and operation of the Nominating and Corporate Governance Committee are described under the section entitled *"Nominating and Corporate Governance Committee"* on page 101 of the AIF.

Compensation

The compensation of the Company's directors and officers will be determined by the Compensation Committee, which is entirely composed of independent directors. The responsibilities, powers and operation of the Compensation Committee are described under the section entitled *"Compensation Committee"* on page 102 of the AIF.

Other Board Committees

The committees of the Board are described under the section entitled *"Board Committees"* on page 101 of the AIF.

Assessments

The Company's Nominating and Corporate Governance Committee is responsible for the review and assessment of the individual directors and of the Board's overall performance and effectiveness and the individual directors on an annual basis and making recommendations to the Board.

Director Term Limits and Other Mechanisms of Board Renewal

The Company has not adopted term limits for its Directors on its Board or other mechanisms of Board renewal, as the directors are of the view that it is in the Company's best interests to retain experienced Board members who are familiar with the Company's business and can provide continuity to its Management.

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Policies Regarding the Representation of Women on the Board

Under the Corporate Governance Guidelines of the Company, which were adopted concurrently with the Company's IPO, the Nominating and Corporate Governance Committee must take into account a variety of criteria specifically focused on skills and experience, but with a policy of promoting diversity, including gender diversity, when identifying, reviewing and evaluating candidates to serve as directors of the Company. As these guidelines and charter were adopted concurrently with the Company's IPO, the Company is not yet in a position to describe i) the measures taken to ensure that the policy has been effectively implemented, ii) the annual and cumulative progress by the Company in achieving the objectives of the policy, or iii) whether and how that policy's effectiveness is measured.

Consideration of the Representation of Women in the Director Identification and Selection Process

Under the Corporate Governance Guidelines of the Company, the Nominating and Corporate Governance Committee must take into account a variety of criteria specifically focused on skills and experience, but with a policy of promoting diversity, including gender diversity, when identifying, reviewing and evaluating candidates to serve as directors of the Company. The Company does not however explicitly consider the level of representation of women on its Board when making director appointments, as the directors are of the view that such an analysis is not required in order to retain the best candidates for available openings.

Consideration Given to the Representation of Women in Executive Officer Appointments

The Company does not explicitly consider the level of representation of women in executive officer positions when making executive officer appointments, as the directors are of the view that such an analysis is not required in order to retain the best candidates for available openings.

Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Company has not adopted a target regarding women on its Board, or regarding women in executive officer positions, as the directors are of the view that such an analysis is not required in order to retain the best candidates for available openings.

Number of Women on the Board and in Executive Officer Positions

Of the Company's seven directors, one (14.3%) is a woman. Of the Company's five executive officers, two (40%), being the Company's President and Chief Executive Officer and the Company's Chief Medical Officer, are women.

AUDIT COMMITTEE INFORMATION

The Company has adopted a charter for the audit committee. That committee's members and their relevant education and experience are described in the AIF under the sections entitled "*Directors*" and "*Audit Committee*" found on pages 82 and 101, respectively. All members of the Company's audit committee are independent. The charter of the Audit Committee is attached as Schedule B to the Canadian Prospectus.

Audit Committee Oversight

Since the commencement of the Company's most recently completed financial year, there has not been a recommendation of the audit committee to nominate or compensate an external auditor that was not adopted by the Board.

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Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on any exemption provided for under Regulation 52-110 or an exemption from Regulation 52-110, in whole or in part, granted under Part 8 (Exemptions) of Regulation 52-110.

Pre-Approval Policies and Procedures

The Audit Committee pre-approved all audit services to be provided to the Company by the independent auditors. The Audit Committee's policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee or by the Chair of the Audit Committee, who must report all such pre-approvals to the Audit Committee at their next meeting following the granting thereof. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to granting any pre-approval, the Audit Committee or its Chair, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. In 2017 and 2016, no services described below were approved by the Audit Committee pursuant to the pre-approval requirement waiver provision set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

External Auditor Service Fees (By Category)

For the financial years ended December 31, 2017 and December 31, 2016, the Company was billed the following fees for audit, audit-related, tax and all other services provided to the Company by its external auditor, KPMG LLP:

	Financial Year Ended December 31, 2017[1]	*Financial Year Ended December 31, 2016*[1]
Audit Fees [2]	$362,350	$151,465
Audit-Related Fees[3]	-	-
Tax Fees [4]	$35,065	$6,820
All Other Fees[5]	-	-
Total Fees Paid	$397,415	$158,285

Notes:

(1) Fees paid in Canadian dollars have been converted to US dollars for purposes of the table. For 2017, the US dollar per Canadian dollar exchange rate used for such conversion was $0.7703 ($0.7581 in 2016), which was the Company's average exchange rate for the year ended December 31, 2017 (December 31, 2016) based on Bloomberg Markets CADUSD:CUR spot exchange rates.

(2) Audit fees consist of fees related to the audit of the Company's consolidated annual financial statements, quarterly reviews and 20-F filings with the SEC and any other professional services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements.

(3) Audit-related fees consist of fees paid for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements that are not reported under the heading of "August Fees" above.

(4) Tax fees consist of fees for tax consultation, tax advice and tax compliance services for the Company and its subsidiaries.

(5) Other fees are for services other than those described under the above headings.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to Management should be

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properly brought before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

2019 ANNUAL SHAREHOLDER MEETING PROPOSALS

For the next annual meeting of the Shareholders, Shareholders must submit any proposal that they wish to raise at that meeting by January 17, 2019.

ADDITIONAL INFORMATION

Additional financial and other information relating to the Company is included in its audited annual and unaudited quarterly consolidated financial statements, annual and quarterly management discussion and analysis, annual information form, annual report on Form 20-F, and other continuous disclosure documents, which are available on the SEC's website at www.sec.gov or on SEDAR at www.sedar.com.

In addition, copies of the Company's Annual Report, financial statements and management information circular, all as filed with the SEC and on SEDAR, may be obtained from the Corporate Secretary of the Company upon request.

GENERAL

The information contained herein is given as at April 17, 2018, unless otherwise stated. The Board has approved the contents and the sending of this Management Proxy Circular.

The Board of Directors of the Company has approved the contents and the mailing of this Circular.

DATED at Montreal, Quebec, as at April 17, 2018

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Michael Singer

Michael Singer
Corporate Secretary

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